

May 7, 2021

Todd Butz
Chief Financial Officer
Mayville Engineering Company, Inc.
715 South Street
Mayville, WI 53050

> **Re: Mayville Engineering Company, Inc.**
> **Form 10-K/A for the year ended December 31, 2020**
> **Filed on May 3, 2021**
> **File No. 1-38894**

Dear Mr. Butz:

We have reviewed your May 3, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2021 letter.

Form 10-K/A filed on May 3, 2021

Exhibits

1. We note you filed an abbreviated amendment as described in question 246.13 of the SEC's Compliance & Disclosure Interpretations, updated September 21, 2020. As such, your certifications (Exhibits 31.1 and 31.2) should have excluded paragraph 3 and should reference Form 10-K/A, rather than Form 10-K, in the opening sentence. Please amend your filing to revise your certifications.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing